SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

_______________________________________________________

U.S. BANK  NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

S. Christopherson

U.S. Bank National Association

60 Livingston Avenue

St. Paul, MN 55107

(651) 495-3852

(Name, address and telephone number of agent for service)

SLC STUDENT LOAN TRUSTS

(Issuer with respect to the Securities)

Delaware	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of Principal Executive Offices)	(Zip Code)

Student Loan Asset-Backed Notes

 (Title of the Indenture Securities)

FORM T-1

Item 1.      GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)

Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)

Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.     AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15

Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.     LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.   A copy of the Articles of Association of the Trustee.*

2.   A copy of the certificate of authority of the Trustee to commence business.*

3.

A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.

A copy of the existing bylaws of the Trustee.*

5.

A copy of each Indenture referred to in Item 4.  Not applicable.

6.

The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.

Report of Condition of the Trustee as of March 31, 2007 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 5th of June, 2007.

By:

 /s/ Sheryl Christopherson

S. Christopherson

Vice President

By:

 /s/ Becky Warren

Becky Warren

Vice President

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  June 5, 2007

By:

/s/ Sheryl Christopherson

S. Christopherson

Vice President

By:

/s/ Becky Warren

Becky Warren

Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2007

($000’s)

3/31/2007

Assets

Cash and Due  From Depository Institutions

$6,303,662

Securities

40,113,107

Federal Funds

3,703,512

Loans & Lease Financing Receivables

142,890,256

Fixed Assets

2,245,733

Intangible Assets

12,061,124

Other Assets

12,507,676

Total Assets

$219,825,070

Liabilities

Deposits

$132,150,529

Fed Funds

15,688,282

Treasury Demand Notes

0

Trading Liabilities

105,934

Other Borrowed Money

34,691,375

Acceptances

0

Subordinated Notes and Debentures

7,697,466

Other Liabilities

7,145,036

Total Liabilities

$197,478,622

Equity

Minority Interest in Subsidiaries

$1,545,556

Common and Preferred Stock

18,200

Surplus

 12,057,453

Undivided Profits

8,725,239

Total Equity Capital

$22,346,448

Total Liabilities and Equity Capital

$219,825,070

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:

/s/ Sheryl Christopherson_____

S. Christopherson

            Vice President

Date:  June 5, 2007